UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 28, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES BY A DIRECTOR

Westonaria, 28 December 2016. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr M S Moloko, an Independent Non-Executive Director of Sibanye Gold and Chairman of the Board, has bought the Company's shares in the market in his own capacity.

Details of the transaction are set out below:

Nature of transaction	On market purchase of shares
Transaction Date	28 December 2016
Number of Shares	46 000
Class of Security	Ordinary shares
Market Price per share Low High VWAP	 R23.39 R23.85 R23.56
Total Value	R1 083 760
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed onits behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 28, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer